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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


--------------------------------------------------------------------------------
1. Name and Address of Reporting Person*

   Robert Fleming, Inc.
--------------------------------------------------------------------------------
   (Last)               (First)                 (Middle)

   320 Park Avenue, 11th Floor
--------------------------------------------------------------------------------
                                    (Street)

   New York               NY                    10022
--------------------------------------------------------------------------------
   (City)               (State)                 (Zip)


--------------------------------------------------------------------------------
2. Date of Event Requiring Statement (Month/Day/Year)

   3/2/99
--------------------------------------------------------------------------------
3. IRS Identification Number of Reporting Person, if an entity (Voluntary)


--------------------------------------------------------------------------------
4. Issuer Name and Ticker or Trading Symbol

   Global Pharmaceutical Corporation (GLPC)
--------------------------------------------------------------------------------
5. Relationship of Reporting Person to Issuer
   (Check all applicable)

|_|   Director                             |X|   10% Owner
|_|   Officer (give title below)           |_|   Other (specify below)

            ________________________________________
--------------------------------------------------------------------------------
6. If Amendment, Date of Original (Month/Day/Year)

--------------------------------------------------------------------------------
7. Individual or Joint/Group Filing (Check applicable line)

   |_| Form filed by One Reporting Person

   |X| Form filed by More than One Reporting Person

================================================================================

--------------------------------------------------------------------------------
             Table I -- Non-Derivative Securities Beneficially Owned
--------------------------------------------------------------------------------

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 5)                 (Instr. 5)            (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

* If the Form is filed by more than one Reporting Person see instruction
5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                           2. Date Exercisable         (Instr. 4)                                          Derivative
                              and Expiration Date   ---------------------------------    4. Conver-        Security:
                              (Month/Day/Year)                             Amount           sion or        Direct      6. Nature of
                           ----------------------                          or               Exercise       (D) or         Indirect
                             Date       Expira-                            Number           Price of       Indirect       Beneficial
1. Title of Derivative       Exer-      tion                               of               Derivative     (I)            Ownership
   Security (Instr. 4)       cisable    Date        Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
Series D Convertible
Preferred Stock              Immed.     3/31/04     Common Stock           1,500,000     $2.00 per share    (1)           (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock Warrants
(right to buy)               Immed.     3/31/04     Common Stock             375,000     $4.00 per share    (1)           (1)
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1) Fleming US Discovery Fund III, L.P. ("US Fund") owns 25,856 shares of Series D Convertible Preferred Stock, which are currently convertible into 1,292,800 shares of Common Stock, and Warrants to purchase 323,200 shares of Common Stock. Fleming US Discovery Offshore Fund III, L.P. ("Offshore Fund") owns 4,144 shares of Series D Convertible Preferred Stock, which are currently convertible into 207,200 shares of Common Stock, and Warrants to purchase 51,800 shares of Common Stock. Fleming US Discovery Partners, L.P. ("Fleming Partners") is the general partner of the US Fund and a general partner of the Offshore Fund, and thus may be deemed to have an indirect beneficial ownership in these securities. Fleming Partners disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein. Fleming US Discovery, LLC ("Discovery") is the general partner of Fleming Partners, and thus may be deemed to have an indirect benefical ownership in these securities. Discovery disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein. Robert Fleming, Inc. ("RFI") is the investment adviser to US Fund and Offshore Fund, and thus may be deemed to have an indirect beneficial ownership in these securities. RFI disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein. Robert Fleming Holdings, Ltd. ("RFH") is the parent of RFI, and thus may be deemed to have an indirect beneficial ownership in these securities. RFH disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

ROBERT FLEMING, INC.


By: /s/ Robert L. Burr                                          3/12/99
---------------------------------------------            -----------------------
** Signature of Reporting Person                                  Date
        Robert L. Burr. Director


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

                             Joint Filer Information

Name:                    FLEMING US DISCOVERY FUND III, L.P.

Address:                 320 Park Avenue, 11th Floor
                         New York, NY 10022

Designated Filer:        Robert Fleming, Inc.

Issuer & Ticker Symbol:  Global Pharmaceutical Corporation (GLPC)

Date of Event
    Requiring Statement: 3/2/99

Signature:               FLEMING US DISCOVERY FUND III, L.P.

                           By: Fleming US Discovery Partners, L.P., its
                                 general partner

                               By: Fleming US Discovery, LLC, its
                                     general partner

                                   By: /s/  Robert L. Burr
                                       --------------------------------
                                       Robert L. Burr, Director


                                Page 3 of 7 Pages

                             Joint Filer Information

Name:                    FLEMING US DISCOVERY OFFSHORE FUND III, L.P.

Address:                 c/o Bank of Bermuda, Ltd,
                         6 Front St
                         Hamilton HM 11 Bermuda

Designated Filer:        Robert Fleming, Inc.

Issuer & Ticker Symbol:  Global Pharmaceutical Corporation (GLPC)

Date of Event
    Requiring Statement: 3/2/99

Signature:               FLEMING US DISCOVERY OFFSHORE FUND III, L.P.

                           By: Fleming US Discovery Partners, L.P., its
                                 general partner

                               By: Fleming US Discovery, LLC, its
                                     general partner

                                   By: /s/ Robert L. Burr
                                       --------------------------------
                                       Robert L. Burr, Director


                                Page 4 of 7 Pages

                             Joint Filer Information

Name:                    FLEMING US DISCOVERY PARTNERS, L.P.

Address:                 320 Park Avenue, 11th Floor
                         New York, NY  10022

Designated Filer:        Robert Fleming, Inc.

Issuer & Ticker Symbol:  Global Pharmaceutical Corporation (GLPC)

Date of Event
    Requiring Statement: 3/2/99

Signature:               FLEMING US DISCOVERY PARTNERS, L.P.

                           By: Fleming US Discovery, LLC, its
                                 general partner

                                By: /s/ Robert L. Burr
                                    -------------------------
                                    Robert L. Burr, Director


                                Page 5 of 7 Pages

                             Joint Filer Information

Name:                    FLEMING US DISCOVERY, LLC

Address:                 320 Park Avenue, 11th Floor
                         New York, NY  10022

Designated Filer:        Robert Fleming, Inc.

Issuer & Ticker Symbol:  Global Pharmaceutical Corporation (GLPC)

Date of Event
    Requiring Statement: 3/2/99

Signature:               FLEMING US DISCOVERY, LLC

                         By: /s/ Robert L. Burr
                             ------------------------------
                             Robert L. Burr, Director


                                Page 6 of 7 Pages

                             Joint Filer Information

Name:                    ROBERT FLEMING HOLDINGS, LTD.

Address:                 25 Copthall Avenue
                         London EC2B 7PQ, England

Designated Filer:        Robert Fleming, Inc.

Issuer & Ticker Symbol:  Global Pharmaceutical Corporation (GLPC)

Date of Event
    Requiring Statement: 3/2/99

Signature:               ROBERT FLEMING HOLDINGS, LTD.

                         By: /s/ Arthur A. Levy
                             ------------------------------
                             Arthur A. Levy, Director


                                Page 7 of 7 Pages